United States securities and exchange commission logo





                               February 5, 2021

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Hedosophia Holdings Corp. V
       317 University Ave, Suite 200
       Palo Alto, CA 94301

                                                        Re: Social Capital
Hedosophia Holdings Corp. V
                                                            Registration
Statement on Form S-4
                                                            Filed January 11,
2021
                                                            File No. 333-252009

       Dear Mr. Palihapitiya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please disclose here the percentage of SoFi Technologies that (i) SCH's public shareholders, (ii)
SoFi's equity holders, (iii) the Sponsor, including the shares purchased in the PIPE Investment,
and (iv) the Third Party PIPE Investors will hold following the
                                                        Business Combination
and related transactions both before and after the Repurchase and settlement of the
Director RSU Award. In addition, please disclose here the number of shares to be purchased
pursuant to the PIPE Investments as well as the aggregate price, the per share price and
the number of shares to be purchased by the Sponsor. Similarly, please expand the table
on page xiii to disclose the percentage of ownership of SCH's public shareholders,
SoFi equity holders, the Sponsor and the Third Party PIPE Investors after the Repurchase
and the settlement of the Director RSU Award.
 Chamath Palihapitiya
FirstName LastNameChamath     Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany5,NameSocial
February    2021       Capital Hedosophia Holdings Corp. V
February
Page 2 5, 2021 Page 2
FirstName LastName
Questions and Answers for Shareholders of SCH, page ix

2. Please disclose the (i) the per share and per warrant value that the the SoFi Stockholders will receive for each share of SoFi Series A, B, C, D, E, F, G, H, H-1 and 1 of Preferred
         Stock and for each Series H Preferred Stock Warrant, (ii) the per share and per warrant value that the SCH public shareholders and SCH public warrant holders will receive in connection with the Business Combination and related transactions,
(iii) the aggregate
         value that the SCH public shareholders and public warrant holders will receive in connection with the Business Combination and related transactions,
(iv) the per share and
         per warrant value that the Sponsor will receive for each founder share and private warrant and (v) the aggregate value that the Sponsor will receive in connection with the Business
         Combination and related transactions. Also, summarize of the terms of the SoFi
         Technologies Series 1 Preferred Stock, including the amount of the accrued dividends they will receive, the redemption rights and the voting rights. In addition, in the question and answer on page xiii disclose the number of SoFi Technologies' shares of common stock that the Sponsor is purchasing in the PIPE Investment.
3. Please add a question and answer that discloses the maximum number of shares that may be redeemed in order for SCH to satisfy the Minimum Cash Condition. Why is SCH proposing the Business Combination, page xi

4. Please briefly summarize the negative factors the board of directors considered regarding the Business Combination and related transactions.
Summary of the Proxy Statement/Prospectus, page 1

5. Please include an organizational chart depicting the organizational structure of SoFi
         Technologies after the consummation of the merger and related transactions. Please include all subsidiaries, and disclose the percentage ownership of SoFi Technologies and its subsidiaries.
SCH's Board of Directors' Reasons for the Business Combination, page 5

6. Please balance your disclosure regarding SoFi's "extra profits" and "strong incremental adjusted EBIDTA margins" on page 6 by disclosing here SoFi's net income loss for its fiscal year ended December 31, 2019 and its history of losses. Related Agreements
SoFi Holders Support Agreement, page 7

7. Please disclose the percentage of SoFi stockholders that agreed to vote in favor of the
         Merger Agreement. Also, please disclose (i) the "regulatory ownership threshold" that will trigger the conversion of the SoftBank Investors' common stock into non-voting common stock, (ii) the number of shares of SoFi Technologies that will be held by the
         SoftBank Investors, Renren SF Holdings Inc. and their affiliates after the Business
 Chamath Palihapitiya
FirstName LastNameChamath     Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany5,NameSocial
February    2021       Capital Hedosophia Holdings Corp. V
February
Page 3 5, 2021 Page 3
FirstName LastName
         Combination and Repurchase, (iii) whether the non-voting common stock will be converted into voting common stock if the combined ownership of SoftBank Investors,
         Renren SF Holdings Inc. and their affiliates drops beneath the regulatory ownership threshold or if the SoftBank Investors sell the non-voting common stock, (iv) the ownership requirements of SoFi Technologies common stock that allows the parties specified on pages 7 and 8 to nominate directors and committee members, (v) whether the
         SoftBank Investors' ownership of non-voting common stock, if any, will count towards satisfying the ownership requirements related to the selection of board members and committee members and (vi) the minimum cash threshold of SoFi Technologies that will allow the company to offer the Silver Lake Investors, the SoftBank Investors and the QIA
         Investors the right to sell, in the aggregate, $250 million of SoFi Technologies shares of common stock to SoFi Technologies.
Regulatory, Tax and Other Legal Risks
The regulatory regime governing blockchain and cryptocurrencies, page 61

8. To the extent material, please disclose here the percentage of revenues earned from your cryptocurrency-related trading services.
Personnel and Business Continuity Risks
Our business is subject to the risks of natural disasters, page 67

9. Please briefly describe the Richards Action involving an intermittent disruption in service. In this regard, we note your disclosure on page 227.
BCA Proposal
Related Agreements
Shareholders' Agreement and Share Repurchase Agreement, page 119

10. Please disclose here the specific designation rights with respect to committees of the
         Board of Directors that certain SoFi Holders will receive pursuant to the Shareholders'
         Agreement.
Background to the Business Combination, page 122

11. Please disclose material aspects of the negotiations related to the the pre-transaction equity value of SoFi, including which party proposed the valuation. Please also disclose material aspects of the negotiations related to: valuation of the newly-issued shares of common stock of SoFi Technologies at $10.00 per share; the exchange ratio for the SCH public holders, the Sponsor and the SoFi equity holders; and the ownership of SoFi
         Technologies following the Business Combination and related transactions.
U.S. Federal Income Tax Considerations, page 171

12. You state that you intend for the Domestication to qualify as a reorganization within the meaning of Section 368 of the Code. Please file a tax opinion as an exhibit to your
 Chamath Palihapitiya
FirstName LastNameChamath     Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany5,NameSocial
February    2021       Capital Hedosophia Holdings Corp. V
February
Page 4 5, 2021 Page 4
FirstName LastName
         registration statement. To the extent that counsel intends to provide a short-form tax opinion, please name counsel and state that the disclosure in this section is counsel's
         opinion. For guidance, refer to Section III of Staff Legal Bulletin No. 19.
Information About SoFi, page 208

13. We note that a key element of SoFi's strategy is to secure a national bank charter. Please disclose the estimated timeline and the costs associated with securing a national bank charter. To the extent this is not yet known, please briefly describe the factors you will consider in implementing this aspect of your strategy, including whether to secure the charter or acquire another bank. To the extent SoFi's efforts to secure a national bank charter are indicative of material known trends or uncertainties, please revise your MD&A discussion accordingly.
Our Products
Lending Segment, page 211

14. Please expand your disclosure in this section to add quantitative disclosure regarding
         SoFi's lending segment. For example, disclose the range of loan sizes and rates
         SoFi offers for its student loans, personal loans, home loans and in-school loans as well as the standards or metrics used in approving loans, such as a minimum FICO score requirement, if applicable. In addition, we note your disclosure on page 212 that
         SoFi retains servicing rights to its originated loans. Please clarify, if true, that SoFi only retains the servicing rights to the personal loans that it originates. In this regard, we note your disclosure on page 21 that SoFi relies on third parties to service student loans, home loans and credit cards.
Financial Services Segment, page 212

15. To the extent material to your business, please disclose (i) the material terms of your agreements with your partner banks, including the agreements related to So-Fi branded debit cards, (ii) the material terms of your insurance partnerships under SoFi Protect, (iii)
         the material terms of your agreements in connection with your Lantern Credit product,
         (iv) the material terms of your agreement with Apex, (v) the material terms of your agreements with Galileo's customers and (vi) the material terms of your agreements with financial services institutions through your SoFi at Work product. In addition, clarify how you earn revenue in connection with each of your products in the Financial Services and
         Technology Platform segments.
Information About SoFi
SoFi Invest, page 213

16. We note the disclosure that members have the ability to purchase fractional shares in
         various companies through the    stock bits    feature. Please explain
the mechanics behind
         this feature and how fractional purchases are recorded in your financial statements.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. V
February 5, 2021
Page 5
Government Regulation, page 217

17. Please expand to describe the federal securities laws related to SoFi's securitization transactions and clarify the extent to which SoFi transacts with retail customers.
SoFi's Management's Discussion and Analysis of Financial Condition and Results of Operations
COVID-19 Pandemic, page 234

18.      Please revise to address the following:
             disclose separately the number and amount of student, personal and home loan members and loans on payment deferral as of September 30, 2020; disclose separately the number and amount of student, personal and home loan
             members and loans currently classified as performing after exiting payment deferral as of September 30, 2020;
             disclose how delinquencies were impacted by payment deferrals within student, personal and home loans;
             disclose how the company accounted for interest income on the loans impacted by the payment deferrals;
             disclose whether the loan maturity periods were impacted as a result of the payment deferrals on the loans; and
             address the liquidity concerns associated with any margin calls. Executive Overview, page 236

19. Please revise the table to include gross revenues recognized by each segment for the periods presented and on a consolidated basis. Also disclose the interest expense recognized in the determination of net revenues.
20. We note your disclosure of quarterly performance on page 236. Please enhance your disclosures to discuss the reasons for the decreasing net revenue trend during the 3rd and
         4th quarters of fiscal 2019 as well as the reasons for the increasing trend during fiscal
         2020.
21.      Please revise to discuss the reasons for the decreasing net revenue
trend for the    Other
         segment during fiscal 2020.
22. Please revise to provide a discussion of the virtual currency and cryptocurrency related trading services. Revisions should include disclosures that address the following:
           volumes and revenues as well as the expenses recognized in providing these services within the Financial Services segment;
           whether the company stores members' cryptocurrencies or whether a third party
FirstName LastNameChamath        Palihapitiya
            custodian does so; and
Comapany    NameSocial
           whether         Capital Hedosophia
                     the company              Holdings
                                    owns or holds       Corp. V
                                                  any cryptocurrencies and, if
so, additional detail
February 5,about
             2021 these
                  Page 5activities.
FirstName LastName
 Chamath Palihapitiya
FirstName LastNameChamath     Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany5,NameSocial
February    2021       Capital Hedosophia Holdings Corp. V
February
Page 6 5, 2021 Page 6
FirstName LastName
Key Recent Developments, page 237

23. Please provide us with the basis and support for your conclusion that the purchase of
         Galileo was not a significant business acquisition under Rule 3-05 of Regulation S-X.
Product Development and Partnerships, page 238

24. Please revise to disclose here the nature and terms associated with the naming rights of the stadium and the official partnerships entered into during fiscal 2020, including a thorough discussion of related costs.
Non-GAAP Financial Measures, page 239

25. Please revise to disclose how adjusted net revenue was determined for the lending segment for the interim 9 month periods of fiscal 2019 and 2020 as well as for the fiscal periods ending December 31, 2017, 2018 and 2019.
Results of Operations
Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
Interest Income, page 250

26. Please revise to provide a discussion addressing the following for each loan type for the interim and fiscal periods presented:
             the general nature and terms as well as the average FICO scores; the weighted average interest rates earned and average loan balances;
             the interest income recognized;
             the origination and sale volumes amounts; and the average time between origination and subsequent sale.
27. Please revise to provide a discussion addressing the reasons for the deconsolidation of the variable interest entities during both 2019 and 2020, quantifying the impact on the revenues recognized by each of the lending lines.
Interest Expense, page 251

28. Please revise to separately disclose the interest expense recognized on the warehouse facilities and securitization-related interest expense. Please also disclose the weighted average interest rates paid and average balances on these funding sources for the periods presented.
29. Please revise to provide a discussion of the impact of the changes in valuation inputs and assumptions that affected the residual interests classified as debt in each of the periods presented.
Noninterest Income and Net Revenue, page 252

30. Please revise to provide a discussion addressing the following for each of the loan types
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. V
February 5, 2021
Page 7
         during each of the periods presented:
             separately address the revenue recognized on loan originations and gains on loan sales (securitized and whole loan);
             quantify the impact of each type of derivative instrument used to economically hedge the risk of changes in the fair value of the loans;
             disclose the loan write-off expense recognized; and disclose the loan repurchase expense recognized.
31. Please revise to provide a discussion of the different types of platform fees recognized in the Technology Platform segment due to the acquisitions consummated in fiscal 2020.
32. Please revise to address the following as it relates to loan servicing activities for the periods presented:
             discussion of the loan servicing income recognized and the weighted average basis points earned for each loan type serviced and those that are subserviced;
             changes in the fair values of the servicing rights;
             quantification of the impact of the changes in the inputs and assumptions; and
             quantification of the impact on servicing income due to forbearances, moratoriums on certain debt collection activities, and waivers of late fees. Noninterest Expense, page 253

33. We note that if a loan charges off while the company is still the owner, the loan either enters a collections process or is sold to a third-party collection agency in exchange for a fraction of the remaining amount payable to SoFi. Please disclose loan charge-offs for the periods presented and any recoveries recorded when the loans are sold to a third-party collection agency.
34. Please ensure your discussion of operating performance for all fiscal periods presented
         addresses the items raised in our comments related to Management   s
Discussion and
         Analysis of Financial Condition and Results of Operations, as applicable.
Summary of Results by Segment
Lending Segment, page 262

35. Please revise to provide a specific and thorough discussion of the directly attributable
       expenses    allocated to each individual operating segment which are
utilized in the
       determination of Contribution Profit (Loss). Please revise to include, in tabular format, information that summarizes the individual expenses, which in the aggregate equate to the
          directly attributable expenses    allocated to each segment.
FirstName LastNameChamath Palihapitiya
36. Please revise to provide a reconciliation of the aggregate balance of directly attributable
Comapany     NameSocial
       expenses             Capital
                   allocated      Hedosophia
                             to each  operatingHoldings Corp.
                                               segment to      V amount of
expenses recorded in
                                                           the total
       the5,audited
February            consolidated
             2021 Page   7        statement of operations for the periods
presented.
FirstName LastName
 Chamath Palihapitiya
FirstName LastNameChamath     Palihapitiya
Social Capital Hedosophia Holdings Corp. V
Comapany5,NameSocial
February    2021       Capital Hedosophia Holdings Corp. V
February
Page 8 5, 2021 Page 8
FirstName LastName
SoFi's Compensation Discussion and Analysis
Cash Incentive Compensation, page 299

37. Please revise your disclosure on page 300 to provide a brief definition of "NPS" and please provide the quantitative goals of the Company Priorities for each of the executive officers.
Description of SoFi Technologies Securities
Exclusive Jurisdiction of Certain Actions, page 342

38. We note that your forum selection provision in your organizational documents identifies a state court located within the State of Delaware (or, if no state located within the State of
         Delaware has jurisdiction, the federal district court for the District of Delaware) as the
         exclusive forum for certain litigation, including any    derivative
actions    Please disclose
         whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, we note that the Federal Forum Provision identifies the federal district courts of the United States of America as the exclusive forum for actions arising under the Securities Act. Please state that investors cannot waive compliance with the federal securities laws.
39. Please add disclosure regarding the SoFi Technologies warrants pursuant to Item 202 of
         Regulation S-K, and file the Warrant Agreement, dated as of October 8, 2020, between
         SCH and Continental Stock Transfer & Trust Company as an exhibit to your registration statement.
Notes to Consolidated Financial Statements
Note 13. Income Taxes, page F-106

40. Please revise to provide tax related information for the interim periods presented in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Chamath Palihapitiya
Social Capital Hedosophia Holdings Corp. V
February 5, 2021
Page 9

        You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



                                                       Sincerely,
FirstName LastNameChamath Palihapitiya
                                                     Division of Corporation
Finance
Comapany NameSocial Capital Hedosophia Holdings Corp. V
                                                     Office of Finance
February 5, 2021 Page 9
cc:       Howard L. Ellin
FirstName LastName